CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

December 22, 2023

VIA EDGAR

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares Bitcoin Trust Amendment No. 2 to Registration Statement on Form S-1 Filed December 4, 2023 File No. 333-272680

Dear Mr. Dobbie and Ms. Bednarowski:

On behalf of our client, iShares® Bitcoin Trust (the “Trust”), set forth below are the Trust’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated December 18, 2023 (the “Comment Letter”) in connection with the Trust’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the SEC on December 4, 2023. On December 18, 2023, the Trust filed with the SEC the Trust’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Interim Registration Statement”) to update the disclosure primarily to reflect the change from in-kind to cash creations and redemptions. Concurrently with the filing of this response letter, the Trust is filing Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement. The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Trust via EDGAR, unless otherwise specified.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 22, 2023

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Please revise your Prospectus Summary to disclose, if true, that:

●	The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin; and
●	The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 1 and 29 of the prospectus.

Risk Factors, page 16

2.	To the extent material, please include risk factor disclosure that addresses the risks related to your Bitcoin Custodian and Prime Broker acting in the same capacity for several competing products.

In response to the Staff’s comment, the Trust has revised the disclosure on page 52 of the prospectus to addresses the risks related to the Trust's Bitcoin Custodian and Prime Execution Agent (formerly referred to in prior amendments to the Registration Statement as the “Prime Broker”) acting in the same capacity for several competing products.

Business of the Trust
Net Asset Value, page 61

3.

Refer to your response to comment 12. You disclose on page 61 that "[i]n the instance of a Fair Value Event and pursuant the Trustee's fair valuation policies and procedures Volume Weight Average Prices ("VWAP") or Volume Weight Median Prices ("VWMP") from other index administrators ("Secondary Index") would be utilized." Please revise to disclose whether the Trust has a license agreement with any other index administrators, and, if so, please disclose how the Secondary Index determines the VWAP and VWMP and how such calculations would be utilized. Also disclose whether or not the Sponsor will notify investors that the CF Benchmarks Index was not and/or will not be used, and, if so, how the Sponsor will notify investors.

In response to the Staff's comment, the Trust has revised the disclosure on page 61 to disclose the Secondary Index, the manner in which the Secondary Index calculates the VWAP and how such calculation would be utilized. Additionally, the Trust has revised the disclosure on page 61 to disclose how the Sponsor will notify investors if the CF Benchmarks Index is not used.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 22, 2023

Valuation of Bitcoin; CF Benchmark Index, page 62

4.	We continue to evaluate your response to prior comment 14 and may have further comment.

The Trust acknowledges the Staff's comment.

5.

Refer to your response to comment 15. You disclose on page 66 that "[t]he selection of exchanges for use in the CF Benchmarks Index is based on the accessible venues on which the Trust will primarily execute transactions" and that "[t]his list of exchanges on which the Trust executes transactions may evolve from time to time, and the Index Administrator may make changes to the Constituent Exchanges comprising the Index from time to time for this or other reasons." Please revise to clarify, if true, that the exchanges on which the Trust executes transactions do not impact the Constituent Exchanges. In addition, we note your revised disclosure on page 66 that "[o]nce [the Trust] has actual knowledge of material changes to the Constituent Exchanges used to calculate the Index, the Trust will notify Shareholders in a prospectus supplement and on the Trust's website." Please clarify, if true, that the Trust will also update its periodic Exchange Act reports, as applicable. Please also disclose whether and how the Trust will notify investors of material changes to the CF Benchmarks Index's methodology.

In response to the Staff’s comment, the Trust has revised the disclosure on page 66 of the prospectus to clarify that the exchanges on which the Trust executes transactions do not impact the Constituent Platforms (formerly referred to in prior amendments to the Registration Statement as the "Constitutent Exchanges"). Additionally, the Trust has revised the disclosure on page 66 to clarify that the Trust will also notify Shareholders in a prospectus supplement, in its periodic Exchange Act reports, as applicable, and/or on the Trust's website, once the Trust has actual knowledge of material changes to the Constituent Platforms used to calculate the Index or the CF Benchmarks Index's methodology to calculate the Index price.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 22, 2023

6.

Refer to your response to comment 17. Please revise to disclose whether the Trust Administrator or Trustee monitors for unusual prices such that the calculation of net asset value for the purposes of creations and redemptions may be corrected after the Trust Administrator has published it at 4:00 p.m. ET. In this regard, we note your disclosure on page 61 that "[t]he Trust Administrator will monitor for unusual prices, and escalate to the Trustee if detected."

In response to the Staff's comment, the Trust has revised the disclosure on pages 7 and 61 of the prospectus to clarify that the Trust Administrator monitors for unusual prices such that the calculation of net asset value may be corrected after the Trust Administrator has published it after 4:00 p.m. ET.

Deposit of Bitcoin; Issuance of Baskets, page 69

7.

Refer to your response to comment 21 and your disclosure on page 69 that "[d]esignated third parties, which may be affiliates of the Authorized Participant (each, acting in such capacity, a 'Market Maker'), will deliver bitcoin related to the Authorized Participant's purchase order from the Market Maker's prime brokerage account at the Prime Broker to the Trust's Trading Balance." Please revise to expand your disclosure to clarify here that bitcoin will also be received by the Market Maker in connection with in-kind redemptions. In addition, please revise to disclose that bitcoin delivered to the Trust's Trading Balance in connection with creations will be transferred to the Bitcoin Custodian through a regular end-of-day sweep process, that Shares will be issued to the Authorized Participant upon successful delivery of the bitcoin to the Trust's Trading Balance and that the Prime Broker will absorb the cost of the on-chain transaction from the Trust's Trading Balance to the Trust's Vault Balance.

The Trust supplementally advises the Staff that it filed the Interim Registration Statement on December 18, 2023 to update the disclosure primarily to reflect the change from in-kind to cash creations and redemptions. In response to the Staff's comment, the Trust supplementally advises the Staff that, (1) as disclosed on page 70 of the prospectus, the bitcoin purchased is swept from the Trust’s Trading Balance with the Prime Execution Agent to the Trust’s Vault Balance with the Bitcoin Custodian pursuant to a regular end-of-day sweep process and (2) as disclosed on page 70 of the prospectus, the Shares will be issued to the Authorized Participant upon successful delivery of the bitcoin to the Trust's Trading Balance. Additionally, the Trust has revised the disclosure on page 70 to clarify that the Prime Execution Agent (and not the Trust or its Shareholders) will absorb the cost of the on-chain transaction from the Trust's Trading Balance to the Trust's Vault Balance.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 22, 2023

8.	Please identify the Authorized Participants known as of the date of effectiveness or tell us why you are unable to do so.

In response to the Staff's comment, the Trust respectfully submits that it will name the Authorized Participants known as of the date of the effectiveness in a subsequent amendment to the Registration Statement once they have executed the contract with the Sponsor and the Trustee to become Authorized Participants. Notwithstanding the foregoing, the Trust has identified the Seed Capital Investor in the Amended Registration Statement and as indicated in the prospectus, the Seed Capital Investor will be acting as a statutory underwriter in connection with its purchase.

Description of the Shares and the Trust Agreement, page 69

9.	You disclose in this section that the creation and redemption of shares will be done in-kind. As such, please revise here, in your risk factors and in the summary to address the following:

●

Please describe the risk that any registered broker-dealer that participates in the in-kind creation or redemption of shares for bitcoin may be unable to demonstrate compliance with the applicable requirements of the federal securities laws, including the Financial Responsibility Rules; and

●

Please also describe the potential consequences to the broker-dealer, its customers and shareholders of the Trust if any such broker-dealer is unable to comply with the federal securities laws, including the Financial Responsibility Rules, in connection with in-kind creation and redemption transactions.

The Trust supplementally advises the Staff that it filed the Interim Registration Statement on December 18, 2023 to update the disclosure primarily to reflect the change from in-kind to cash creations and redemptions.

Amendment and Dissolution, page 73

10.	Refer to your response to comment 9. Please revise here to clarify how the Trust's bitcoin would be sold in connection with the termination of the Trust.

In response to the Staff’s comment, the Trust has revised the disclosure on page 75 to clarify how the Trust’s bitcoin will be sold in connection with the dissolution of the Trust.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 22, 2023

Requirements for Trustee Actions, page 76

11.

Refer to your response to comments 20. Please revise to confirm, if true, that you will also notify shareholders of suspensions of creations and/or redemptions through updates to your periodic Exchange Act reports, as applicable.

In response to the Staff’s comment, the Trust has revised the disclosure on page 76 to clarify that the Trust will also update its periodic Exchange Act reports, as applicable, to notify Shareholders of suspensions of creations and/or redemptions.

The Custodians

Bitcoin Custodian, page 82

12.

Refer to your response to comments 22 and 25. Your disclosure on page 82 that "[t]he Bitcoin Custodian's parent, Coinbase Global, Inc. ("Coinbase Global") maintains a commercial crime insurance policy, which is intended to cover the loss of client assets held by Coinbase Global and all of its subsidiaries, including the Bitcoin Custodian and the Prime Broker (collectively, Coinbase Global and its subsidiaries are referred to as the 'Coinbase Insureds')," and that "[t]he insurance maintained by the Coinbase Insureds is shared among all of Coinbase's customers, is not specific to the Trust or to customers holding bitcoin with the Bitcoin Custodian or Prime Broker" appears to be inconsistent with your disclosure on page 34 that the Bitcoin Custodian has advised the Sponsor that it has insurance coverage of up to $320 million that covers losses of the digital assets that it custodies on behalf of its clients, including the Trust's bitcoin, resulting from theft. Please revise for clarity and consistency, and revise here and on page 84 to disclose the amount of insurance coverage held.

In response to the Staff’s comment, the Trust has revised the disclosures on pages 34 and 82 to clarify the details of Coinbase’s insurance coverage.

The Prime Broker and the Trade Credit Lender

The Prime Broker, page 83

13.	Please disclose whether or not there are any limits or policies that would limit the amount of bitcoin that can be held temporarily in the Trading Balance maintained by the Prime Broker.

In response to the Staff’s comment, the Trust has revised the disclosure on page 83 to confirm that there are no policies that would limit the amount of bitcoin that can be held temporarily in the Trading Balance maintained by the Prime Execution Agent, but that such bitcoin is swept from the Trust’s Trading Balance to the Trust’s Vault Balance each trading day pursuant to a regular end-of-day sweep process. Additionally, the Trust has revised the risk factor disclosure on pages 32 and 36 of the prospectus accordingly.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 22, 2023

The Trade Credit Lender, page 87

14.

Refer to your response to comment 27. Please disclose the Sponsor's policy regarding whether it generally intends to fund the Trading Balance at the Prime Broker with sufficient bitcoin to pay fees and expenses or whether it regularly expects to utilize the Trade Financing Agreement for such fees and expenses. Also, please file the Trade Financing Agreement as an exhibit to your registration statement to the extent required by Item 601(b) of Regulation S-K.

In response to the Staff's comment, the Trust has revised the disclosure on page 87 to clarify that the Sponsor does not intend to fund the Trading Balance at the Prime Execution Agent with sufficient bitcoin to pay fees and expenses and instead intends to utilize the Trade Financing Agreement for such fees and expenses. The Trust supplementally advises the Staff that the Sponsor's policy is designed to enable the Trust to maintain its bitcoin in the Vault Balance to the maximum extent possible. After borrowing Trade Credits in the form of bitcoin from the Trade Credit Lender to sell in order to pay such fees and expenses, the Trust will use the bitcoin moved from the Trust’s Vault Balance to the Trust’s Trading Balance to repay the Trade Credits borrowed from the Trade Credit Lender. Additionally, the Trust has filed the Trade Financing Agreement as an exhibit to the Amended Registration Statement.

Exhibits

Amended and Restated Trust Agreement, page 109

15.

Refer to your response to comment 30. We note your disclosure on page 39 that the venue provisions of Section 7.5 of the Amended and Restated Trust Agreement do not apply to actions arising under the Securities Act or the Exchange Act. Please tell us how you will inform investors in future filings that the venue provision does not apply to any actions arising under the Securities Act or Exchange Act. In addition, please revise your disclosure in the Description of the Shares and the Trust Agreement section to describe the venue provision, the waiver of jury trial provision and the limitations on the right to bring derivative actions.

In response to the Staff’s comment, the Trust has revised the disclosure on page 76 of the prospectus to describe the venue provision, the waiver of jury trial provision and the limitations on the right to bring derivative actions and that the venue provision does not apply to any actions arising under the Securities Act or Exchange Act. The Trust also supplementally advises the Staff that it will file a further revised Trust Agreement in a subsequent amendment to the Registration Statement to clarify that the venue provision does not apply to actions arising under the Securities Act or the Exchange Act.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 22, 2023

General

16.

Please revise your disclosure to clarify whether there are any circumstances in which the Trust would retain Incidental Rights, however received, and whether there is a difference between how the Trust will handle Incidental Rights received as a fork as compared to an airdrop. If there are differences, please explain why. We also note the disclosure that the Trust "does not expect" to take Incidental Rights into account for purposes of calculating NAV. Please describe any circumstances under which the Trust would take the Incidental Rights into account for purposes of calculating NAV.

In response to the Staff’s comments, the Trust has revised its disclosure on page 12 of the prospectus to clarify whether there are any circumstances in which the Trust would retain Incidental Rights and whether there are any circumstances under which the Trust would take the Incidental Rights into account for purposes of calculating NAV.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

cc:	Marisa Rolland, BlackRock, Inc.
Adithya Attawar, BlackRock, Inc.
Jason D. Myers, Clifford Chance US LLP
Tae Ho Cho, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Etherial Edetan, Clifford Chance US LLP